March 10, 2006


     Mail Stop 4561
Aditya Puri
Managing Director
HDFC Bank Limited
HDFC Bank House
Senapati Bapat Marg, Lower Parel
Mumbai, 40013, India

      Re:	HDFC Bank Limited
		Form 20-F for the Fiscal Year Ended March 31, 2005
		File No. 1-15216

Dear Mr. Puri:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.














Form 20-F for the Fiscal Year Ended March 31, 2005

Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

g. Loans, page F-8

1. We note your disclosure on page 11 that you purchase loan portfolios that are similar to asset-backed securities, except that such loans are not represented by pass-through certificates. Please provide us with the following information regarding your loan assignments for each period presented:

* quantify and describe the nature of these purchased loans;

* how you account for the purchased loans and your basis for that treatment; and

* how you report the cash flows to purchase the loans in your Statements of Cash Flows.

n. Revenue recognition, page F-11

2. We note your disclosure on page 16 that you import gold and silver bullion, generally on a consignment basis, to leverage your distribution and servicing strengths and to cater to the domestic bullion trader segment. Please tell us the following:
* describe your distribution and servicing operations and how you cater to the domestic bullion trader segment;
* describe your accounting policies for your distribution and servicing operations and imported bullion, including the criteria you use to determine when you record the bullion as an asset, how you value and report the bullion asset, and when you recognize the associated revenues;
* tell us whether you present revenues on a gross or net basis from distributing bullion imported on consignment and your basis for that treatment; and
* quantify gross revenues and expenses related to these operations for each period presented.



t. Derivative Financial Instruments, page F-13

3. For each type of hedging relationship entered into during the periods presented, please tell us how you determined that they met the criteria for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS 133. Specifically address the following for each type of hedging relationship:

* the nature and terms of the hedged item or transaction;

* the nature and terms of the derivative instruments;

* the specific documented risk being hedged;

* the type of SFAS 133 hedge (fair value, cash flow, etc.); and

* the quantitative measures you use to assess effectiveness of each hedge both at inception and on an ongoing basis.

4. Please tell us whether you use the short-cut method or matched terms for assuming no ineffectiveness for any of your hedging relationships that qualify for hedge accounting treatment under SFAS
133. If so, please tell us how you determine that the hedging relationship meets each of the conditions in paragraph 68 or 65 of SFAS 133.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on
EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Sharon M. Blume, Staff Accountant, at (202)
551-3474 or me at (202) 551-3449 if you have questions.

      Sincerely,



      Joyce Sweeney
								Accounting Branch Chief


cc:	Via U.S Mail and Facsimile 212-765-1049
	Timothy G. Massad, Esq.
	Cravath, Swaine & Moore LLP
	Worldwide Plaza
	825 Eighth Avenue
	New York, NY 10019


Aditya Puri
HDFC Bank Limited
March 10, 2006
Page 1